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                                                             Exhibit (4)(b)(iii)


              Box 5423, Cincinnati, Ohio  45201-5423  .  (800) 789-6771


                                  LOAN ENDORSEMENT


     Your Certificate of Participation under the policy (your "Certificate") is changed as set out below to add provisions for policy loans:

          LOAN AMOUNT AND CONDITIONS. So long as you have not commenced distributions of your interest under a payment option (or any other systematic payment program), we may allow you to borrow an amount (the "new policy loan") if all of the following requirements are met:

               1. the sum of your new policy loan plus the highest balance of each other policy loan of yours, if any, at any time during the one-year period ending on the date of the new policy loan, cannot exceed $50,000; and

               2. the sum of your new policy loan plus the current balance of each other policy loan of yours, if any, cannot exceed the greater of (i) $10,000, or (ii) one-half of the net amount payable to you upon a full surrender of your interest in the policy; and

               3. the net amount payable to you upon a full surrender of your interest in the policy, less the sum of your new policy loan and the current balance of each other policy loan of yours, if any, cannot be less than the minimum amount required to avoid an involuntary surrender under the other provisions of the policy.

          An application for a loan must be made on our form. We may delay granting the loan for up to six months after we receive your request for it. We may also limit the frequency at which loans may be made, the minimum amount of a loan, and the minimum amount of loan payments to be made to us.

          TERM; REPAYMENT. The principal and interest of each loan must be repaid to us within five years of the date such loan is made. This five year limit will not apply to any loan used to acquire a dwelling unit that is to be used as a principal residence by you. Regular substantially equal periodic payments must be made at least quarterly over the term of a loan until fully paid.

          LIEN -- DEEMED SURRENDER AND DISTRIBUTION. A policy loan is a first lien on your interest in the policy. Your interest in the policy will be the sole security for a loan. We may pay off the loan (by treating a portion of your interest equal to the balance of a loan as surrendered, and applying it to pay off the loan) if:
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               1.   your interest in the policy is fully surrendered; or

               2. distributions of your interest begin under a payment option (or any other systematic payment program); or

               3. you die and your spouse is not the sole person entitled to your interest in the policy.

          If there is a default on repayment, then we may also pay off the loan (as described above), unless a distribution to you is prohibited by the other provisions of the policy.

          INTEREST. The interest rate on a policy loan will not be more than 8% per year, unless otherwise provided under any other provision of the policy covering employee benefit plan loans. Any unpaid interest will be added to a loan; in effect, then, it will be compounded and will be part of the loan.

     This is part of your Certificate. It is not a contract. It changes your Certificate only as and to the extent stated. In all cases of conflict with the other terms of your Certificate, the provisions of this Endorsement shall control.

          Signed for us at our office as of the date of issue.


     /s/Betty Kasprowicz           /s/James M. Mortenson

     Betty Kasprowicz              James M. Mortenson
     Assistant Secretary           Executive Vice President























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